Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE
UNAUDITED 2010 THIRD QUARTER FINANCIAL RESULTS
ON NOVEMBER 10
- Audio Web Cast to Begin at 8:00 AM EST -

Singapore, Singapore – October 27, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it will be releasing its unaudited 2010 third quarter financial results on Wednesday, November 10, 2010 before the market opens for trading. An earnings call via audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 10, 2010. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Boo Guan Saw and Mr. Weng Ming Hoh respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

The webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com